August 29, 2024

Zhi Yang
Chief Executive Officer
ESG Inc.
523 School House Rd.
Kennett Square, PA 19348

       Re: ESG Inc.
           Form 10-K Transition Report for Fiscal Year Ended December 31, 2023 File No. 000-56532
Dear Zhi Yang:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences